Exhibit 12.1

Goodman Global Holdings, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Earnings:
Pre-tax income (loss) from continuing operations	53,775	67,692	89,111	42,644	40,697
Fixed charges	74,592	48,144	28,186	15,058	78,450
Capitalized interest	—	—	—	—	(879)

Total adjustments	74,592	48,144	28,186	15,058	77,571

Earnings available for fixed charges	128,367	115,836	117,297	57,702	118,268

Fixed charges:
Interest expense (including debt issuance costs amortized to interest expense)	72,835	46,168	26,081	12,478	74,213
Capitalized interest	—	—	—	—	879
Interest component of rent expense	1,757	1,976	2,105	2,580	3,358

Total fixed charges	74,592	48,144	28,186	15,058	78,450

Ratio of earnings to fixed charges	1.7	2.4	4.2	3.8	1.5